

February 12, 2018

Via E-Mail
Hans E. Bishop
President and Chief Executive Officer
400 Dexter Avenue North, Suite 1200
Seattle, Washington 98109

> **Re:** **Juno Therapeutics, Inc.**
> **Schedule 14D-9 filed on February 2, 2018**
> **Filed by Juno Therapeutics, Inc.**
> **File No. 005-88476**
>
> **Schedule 13E-3 filed on February 2, 2018**
> **Filed by Juno Therapeutics, Inc.**
> **File No. 005-88476**

Dear Mr. Bishop:

We have reviewed the above-captioned filings, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and/or any information provided in response to these comments, we may have additional comments.

Schedule 14D-9

Item 4. The Solicitation or Recommendation

Certain Financial Projections

Cautionary Note About the Management Projections, page 38

1. We note the disclaimer on page 38 relating to the Management Projections wherein "neither Juno nor any of its affiliates assumes any responsibility for the accuracy of" such information. While the inclusion of qualifying language concerning subjective analyses, modeling and/or forecasting is understandable, it remains objectionable to disclaim responsibility for statements made in the document. Please revise.

2. Revise to specifically state the specific reasons Juno recommends that its stockholders tender their shares to Purchaser, as defined in the solicitation/recommendation statement, pursuant to the tender offer. While Item 8 of Schedule 13E-3 expressly requires a discussion of factors considered in reaching a decision regarding the fairness of the transaction, Item 4 od Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A imposes an obligation on the subject company to state the reasons for the position enunciated in response to Item 1012(a).

Schedule 13E-3 | Rule 13e-3 Transaction Statement

3. Rule 13e-3(e)(1)(iii) specifies an informational legend therein that is to be included on the outside front cover page. While the disclosure on the cover page to Schedule 13E-3 conforms to the text of this rule, the disclosure document already distributed or to be distributed to security holders does not. Given that Rule 13e-3(e) is titled "Disclosure of information to security holders," please revise the disclosure document distributed to security holders to ensure that such legend is included on the outside front cover page.

4. Advise us, with a view toward revised disclosure, how the subject company complied with the disclosure obligation imposed by Rule 13e-3(e)(1)(ii) to include a "Special Factors" section in the forepart of the document distributed to security holders.

Item 7. Purposes, Alternatives, Reasons and Effects

5. Celgene believes that one of a number of benefits that would follow from Juno being a wholly-owned subsidiary of Celgene includes the elimination of the additional burdens on Juno's management and the expenses associated with being a public company. Please quantify, to the extent practicable, the estimated annual compliance cost savings that may be realized – if any - by no longer having to prepare periodic reports under federal securities laws with respect to Juno, and state that such savings will be realized on an annual, recurring basis. Refer to Instruction 2 to Item 1013(d) of Regulation M-A.

6. It appears as though Juno has suffered net operating losses in each of the last two years. Please specify the constituency, if any, expected to become the beneficiary of Juno's future use of any net operating loss carryforwards. Quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

Item 8. Fairness of the Transaction

7. Revise to state, if true, that the Juno Board's fairness determination is being made on behalf of the subject company. Item 1014(a) of Regulation M-A, by its terms, requires that the subject company, as defined in Item 1000(f) of Regulation M-A, produce a fairness determination.

Item 10. Source and Amounts of Funds or Other Consideration

8. Please confirm that the subject company will not incur any legal fees in connection with the financing for transaction, or advise. Refer to Item 1007(c) of Regulation M-A.

9. Please revise to state any material conditions to obtaining borrowings under the Second Amended and Restated Credit Agreement. Please revise to disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. If no such arrangements exist, please revise to so state. Refer to Item 1007(b) of Regulation M-A.

Item 11. Interest in Securities of the Subject Company

10. Please also state whether there have been any transactions in the subject securities during the past 60 days involving any of Juno's pension, profit-sharing or similar plans. Refer to Instruction (e) to Item 1008(b) of Regulation M-A.

Item 12. The Solicitation or Recommendation

11. The disclosure on page 37 states that "[t]o Juno's knowledge, after making reasonable inquiry, all of Juno's executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer." Please state the reasons for the intended actions by such persons. Refer to Item 1012(d) of Regulation M-A.

Item 13. Financial Statements

12. The issuer's response to Item 13(a) states, in part: "The unaudited consolidated financial statements of Juno for the nine months ended September 30, 2017 are incorporated herein by reference to Item 1 of Juno's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the SEC on November 1, 2017." Information may be incorporated by reference into the Schedule 13E-3, and not republished in the disclosure document distributed to security holders, only if such information is included as an exhibit to Schedule 13E-3. See General Instruction F. The reference to "a copy" in that instruction is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

13. Please present Juno's loss per common share from continuing operations for the periods presented. Refer to Item 1010(c)(2) of Regulation M-A. In addition, because the financial information required by Item 1010(a) of Regulation M-A has been incorporated by reference into the Schedule 13E-3, please include a summary in accordance with Item 1010(c) of Regulation M-A. See General Instruction 1 to Item 13 of Schedule 13E-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Barney Cassidy, Esq.
Kenton J. King, Esq.
Graham Robinson, Esq.
Amr Razzak, Esq.